Mail Stop 6010

May 21, 2008

Mr. Glenn A. Kermes
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, Minnesota 56001

> **Re: Winland Electronics, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-15637**

Dear Mr. Kermes:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief